AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

16 November 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 15 November 2006, Re: First Quarterly Report for the financial period ended 30 September 2006 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Results

Ownership transfer to AMSTEEL on 15/11/2006 05:43:02 PM
Submitted by AMSTEEL on 15/11/2006 05:47:07 PM
Reference No AA-061115-54CD5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007 [16]
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended : 30/09/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL 1Q07.xls

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

15 NOV 2006

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006 [16]	30/09/2005 [16]	30/09/2006 [16]	30/09/2005 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	73,504	89,190	73,504	89,190
2	Profit/(loss) before tax	-2,074	4,503	-2,074	4,503
3	Profit/(loss) for the period	-7,484	1,002	-7,484	1,002

4	Profit/(loss) attributable to ordinary equity holders of the parent	[illegible]	[illegible]	[illegible]	
5	Basic earnings/(loss) per share (sen)	-0.59	0.06	-0.59	0.06
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.1500	0.1600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006 [16]	30/09/2005 [16]	30/09/2006 [16]	30/09/2005 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	6,066	5,749	6,066	5,749
2	Gross interest expense	42,029	40,313	42,029	40,313

Remarks :

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

15 NOV 2006

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the

First Quarter Ended

30 September 2006

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2005 RM'000	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
Revenue		73,504	89,190	73,504	89,190
Operating expenses		(42,054)	(70,977)	(42,054)	(70,977)
Other operating income		11,545	28,376	11,545	28,376
Profit from operations		42,995	46,589	42,995	46,589
Finance costs		(42,029)	(40,313)	(42,029)	(40,313)
Share of results of associates		(3,040)	(1,773)	(3,040)	(1,773)
Profit/(Loss) before tax		(2,074)	4,503	(2,074)	4,503
Taxation	17	(5,410)	(3,501)	(5,410)	(3,501)
Net profit/(loss) for the period		(7,484)	1,002	(7,484)	1,002
Attributable to:					
- Equity holders of the parent		(7,802)	838	(7,802)	838
- Minority interests		318	164	318	164
Net profit/(loss) for the period		(7,484)	1,002	(7,484)	1,002
Earnings/(Loss) per share attributable to equity shareholders of the parent (sen):					
- Basic	25	(0.59)	0.06	(0.59)	0.06
- Diluted	25	(0.59)	0.06	(0.59)	0.06

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2006 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		550,254	549,431
Land held for property development		353,860	352,531
Investment in associated companies		122,164	125,639
Investment in jointly controlled entities		31	31
Other investments		1,310,349	1,272,472
Deferred expenditure		148	134
Goodwill on consolidation		49,183	49,183
Deferred tax assets		9,115	9,144
		2,395,104	2,358,565
Current Assets			
Property development costs		139,461	138,586
Inventories		161,157	162,032
Other investments		218,998	221,616
Trade receivables		173,404	185,332
Other receivables		213,005	208,154
Deposits, cash and bank balances		183,607	184,213
		1,089,632	1,099,933
TOTAL ASSETS		3,484,736	3,458,498
EQUITY AND LIABILITIES			
Share capital		1,331,175	1,331,175
Reserves		(1,128,511)	(1,123,933)
Equity attributable to equity holders of the parent		202,664	207,242
Minority interests		23,461	23,096
Total equity		226,125	230,338
Non-Current Liabilities			
Long term borrowings	21	1,676,330	1,661,345
Finance lease liabilities		315	267
Deferred liabilities		8,033	8,110
Deferred tax liabilities		21,816	21,887
		1,706,494	1,691,609
Current Liabilities			
Trade payables		53,690	51,325
Other payables		332,127	345,405
Finance lease liabilities		353	96
Short term borrowings	21	1,138,149	1,122,312
Tax liabilities		27,798	17,413
		1,552,117	1,536,551
TOTAL EQUITY AND LIABILITIES		3,484,736	3,458,498
Net assets per share attributable to ordinary equity holders of the parent (RM)		0.15	0.16
Net tangible assets per share (RM)		0.12	0.12

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		← Attributable to equity holders of the parent →						
	Note	Share Capital	Share Premium	Other Reserves	Accumulated Losses	Total	Minority Interests	Total Equity
		RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
30 September 2006								
At 1 July 2006		1,331,175	230,188	765,401	(2,119,522)	207,242	23,096	230,338
Effects of adopting FRS 3	1 (a)	-	-	(18,017)	18,017	-	-	-
		1,331,175	230,188	747,384	(2,101,505)	207,242	23,096	230,338
Transfer from / (to) capital reserve		-	-	1,573	(1,573)	-	-	-
Net translation gain on equity of foreign subsidiary companies		-	-	2,724	-	2,724	47	2,771
Reversal of revaluation reserve previously realised due to aborted sales		-	-	283	(283)	-	-	-
Equity accounting for share of net assets of associated companies		-	-	500	-	500	-	500
Net loss for the period		-	-	-	(7,802)	(7,802)	318	(7,484)
At 30 September 2006		1,331,175	230,188	752,464	(2,111,163)	202,664	23,461	226,125
30 September 2005								
At 1 July 2005		1,331,175	230,188	787,212	(2,117,796)	230,779	24,307	255,086
Negative goodwill		-	-	(228)	-	(228)	-	(228)
Transfer from / (to) capital reserve		-	-	1,452	(1,452)	-	-	-
Net translation gain on equity of foreign subsidiary companies		-	-	297	-	297	303	600
Reversal of revaluation reserve previously realised due to aborted sales		-	-	1,884	(1,884)	-	-	-
Net profit for the period		-	-	-	838	838	164	1,002
At 30 September 2005		1,331,175	230,188	790,617	(2,120,294)	231,686	24,774	256,460

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
OPERATING ACTIVITIES		
Profit/(Loss) before taxation	(2,074)	4,503
Adjustments for:		
Non-cash items (mainly unrealised foreign exchange, depreciation and amortisation)	9,291	1,390
Non-operating items (mainly interest income and finance costs)	3,234	2,094
Operating profit before changes in working capital	10,451	7,987
Changes in working capital:		
Net changes in current assets	321	9,739
Net changes in current liabilities	(3,897)	(8,915)
Others (mainly tax paid)	(905)	(1,938)
	5,970	6,873
INVESTING ACTIVITIES		
Net cash inflow from the disposal of investments	571	10,524
Others (mainly from interest received)	8,794	12,029
	9,365	22,553
FINANCING ACTIVITIES		
Bank borrowings	(17,472)	(2,125)
Redemption/repayment of Bonds and USD Debts	-	(152,097)
Decrease/(Increase) of fixed deposits earmarked for Bonds and USD Debts redemption	3,340	(14,134)
Others (mainly interest paid)	(1,618)	(3,311)
	(15,750)	(171,667)
Net changes in cash and cash equivalents	(415)	(142,241)
Effects of exchange rate changes	2,351	(111)
Cash and cash equivalents at beginning of period	157,269	272,941
Cash and cash equivalents at end of period	159,205	130,589

(The Condensed Consolidated Cash Flow Statements be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following:

a) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM49 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM0.8 million in the current quarter and financial year-to-date.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM18 million was derecognised with a corresponding decrease in opening accumulated losses.

1. Accounting policies and method of computation (cont'd)

b) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associates and jointly controlled entities and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The following comparative amounts have been restated due to the adoption of new / revised FRSs:

	Reported Previously RM'000	Adjustments RM'000	Restated RM'000
3 Months Ended 30 September 2005			
- Share of results of associates	(1,608)	(165)	(1,773)
- Taxation	(3,666)	165	(3,501)
	Net adjustments	-	

2. Auditors' report on preceding annual financial statements

There were no qualifications on the audit report of the preceding year's financial statement. However, the auditors drew the attention to the financial position of the Group concerning the portion of ACB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Comments about seasonal or cyclical factors

The operations of the Group are not subjected to material seasonal or cyclical effects.

4. Unusual items due to their nature, size or incidence

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental information**

The Group's segmental information for the current financial year-to-date is as follows:

	Revenue			
	Total RM'000	Inter-segment RM'000	External RM'000	Segment results RM'000
Property	22,738	-	22,738	13,426
Investment holding & others	51,582	(3,847)	47,735	27,742
Plantation	3,512	(481)	3,031	1,827
	77,832	(4,328)	73,504	42,995
Finance costs				(42,029)
Share of results of associates				(3,040)
Loss before taxation				(2,074)

9. Carrying amount of revalued assets

The valuation of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. Subsequent events

There were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

	RM'000
Unsecured	
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contracts whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB is a former subsidiary company of the Group.

13. Performance review

The Group recorded a lower revenue of RM73.5 million compared to RM89.2 million in the preceding year corresponding period mainly due to lower billings for the property development division. The loss before tax of RM2.1 million for the current period was mainly due to foreign exchange loss and higher share of loss of associated companies.

14. Comment on material change in profit before taxation

For the current quarter, the Group recorded a lower revenue and loss before taxation due largely to lower billings for the property development division, foreign exchange loss and share of loss of associated companies.

15. Commentary on prospects

The Group will continue to focus on its core property development business and seek to enhance its earnings through development of new locations on joint venture basis.

On its rationalisation exercises, the Group will continue to divest the remaining non-core and low-income generating assets to further reduce its borrowings.

16. Profit forecast or profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2005 RM'000	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
Income tax				
Current year	2,723	3,399	2,723	3,399
Under provision in prior years	2,729	124	2,729	124
Deferred tax	(42)	(22)	(42)	(22)
	5,410	3,501	5,410	3,501

Provision for taxation is made even though the Group recorded a loss before tax for the current quarter and financial year-to-date is mainly due to taxable profits of certain subsidiaries and the absent of group relief on losses incurred by other subsidiaries.

18. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :

	CURRENT QUARTER 30/9/2006 RM'000	FINANCIAL YEAR TO DATE 30/9/2006 RM'000
Total sale proceeds	291	291
Total loss on disposal	(17)	(17)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	As at 30/9/2006 RM'000
At cost	196,247
At book value	91,337
At market value	91,351

20. **Corporate proposals**

(a) Status of corporate proposals

Date of Announcement	Subject	Status
19/03/2003, 09/05/2003, 21/10/2003, 02/07/2004, 29/10/2004, 10/05/2005, 16/09/2005 and 19/01/2006	The following proposal form part of the GWRS implemented on 14 March 2003: Proposed issuance of approximately 251.92 million new 4 1/2-year warrants ("Warrant") to the shareholders of the Company at an issue price of RM0.10 per Warrant ("Proposed Warrants Issue").	The Securities Commission had rejected the application for a further extension of time to complete the Proposed Warrants Issue.

(b) Status of utilisation of proceeds from corporate proposals

Transactions completed during the previous financial years and utilisation of proceeds are disclosed in Appendix 1(ii).

21. Borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short term RM'000	Long term RM'000	Total RM'000
Bank borrowings			
Secured	34,522	4,799	39,321
Unsecured	26,703	-	26,703
	61,225	4,799	66,024
Bonds and USD Debts			
Secured	1,076,924	1,671,531	2,748,455
Total	1,138,149	1,676,330	2,814,479

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign currency '000	RM'000
Ringgit Malaysia		806,519
US Dollar	536,344	1,976,427
Chinese Renminbi	57,229	26,703
Others		4,830
		2,814,479

22. Off balance sheet risk financial instruments

There were no off balance sheet financial instruments at the date of this report.

23. Changes in material litigations

(i) Tafco Development Sdn Bhd ("Tafco") has filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of the Company. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The application to strike out the Petition is fixed for further mention on 9 January 2007.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for further mention on 9 January 2007.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim.

23. <u>Changes in material litigations (cont'd)</u>

(iii) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and fourteen (14) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The writ was served on AEC on or about 7 June 2005. The matter is now fixed for case management on 11 December 2006.

The Directors have been advised that AEC has a defence to the claim.

24. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2006.

25. Earnings/(Loss) per share

Basic

Basic earnings/(loss) per share is calculated by dividing the Group's net profit/(loss) for the period attributable to equity holders of the parent by the weighted average number of ordinary shares in issue of 1,331.2 million.

Diluted

There is no dilution for the profit/(loss) per share for the period attributable to equity holders of the parent as the diluted profit/(loss) per share remains the same as the basic earnings/(loss) per share.

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2006

Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

Status of the Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Concluded Sales			Proceeds Received				
		Up to Dec 2005	Current Year 2006		Up to Dec 2005	Current Year (Jan - Dec 2006)			
			Current Quarter	Year to date		Current Quarter	Year to date	Projected to Dec 06	Full Year
	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002									
Steel manufacturing assets	10.00	10.00	-	-	10.00	-	-	-	-
Warehouse	3.14	3.14	-	-	3.14	-	-	-	-
Equity interest in property holding company	38.73	38.73	-	-	38.73	-	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	70.00	-	-	-	-
Listed shares in industrial products company	25.86	25.86	-	-	25.86	-	-	-	-
Listed shares	3.22	4.57	-	-	4.57	-	-	-	-
By December 2003									
Equity interest/assets in financial services company	74.32	42.25	-	-	42.25	-	-	-	-
Equity interest in retailing companies	127.47	127.47	-	-	127.47	-	-	-	-
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	58.21	-	-	58.21	-	-	-	-
By December 2004									
Leasehold land	4.86	11.83	-	-	11.83	-	-	-	-
Equity interest in retailing companies	315.45	315.45	-	-	269.56	-	13.26	32.63	45.89
Freehold land, property holding and shoplots in Parade	348.29	4.91	-	59.00	4.91	-	59.00	-	59.00
By December 2005									
Equity interest in retailing companies	12.87	12.87	-	-	12.87	-	-	-	-
Hotel and freehold land	240.71	-	-	-	-	-	-	-	-
By December 2006									
Equity interest in retailing companies	93.23	12.52	-	-	12.52	-	-	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	220.70	-	-	220.70	-	-	-	-
Total	2,590.54	958.51	-	59.00	912.62	-	72.26	32.63	104.89

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2006

Conditions imposed by Securities Commission ("SC") pertaining to the GWRS (cont'd)

Status of the Proposed Divestment Programme ("PDP") (cont'd)

(ii) Transactions completed during the previous financial years and utilisation of the divestment proceeds received

Divestment of assets in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
1. (a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share; and			
(b) The entire equity interest in the Parkson retail group for an aggregate consideration of RM364.23 million and the settlement of inter company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks.			
(i) Estimated expenses	1.62	0.65	0.97
(ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	660.78	32.63
	695.03	661.43	33.60

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to Boustead Properties Berhad ("Boustead") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner:			
(i) RM10.00 million in cash; and			
(ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in Boustead valued at RM4.50 each.			
Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	49.21	@64.79

Notes:

@ *The unutilised portion is represented by Boustead shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

(iii) Plans to overcome any projected shortfall

The Group will continue to actively seek potential buyers for the assets/companies under its PDP.